June 23, 2005

     VIA FACSIMILE


Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211


Re:	Stinger Systems, Inc.
	Form S-1
	File Nos. 333-122583
	Amended May 25, 2005

Dear Mr. Gruder:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because there is currently no market for your common shares please revise your cover page, summary, and plan of distribution and selling stockholders sections to provide that all selling stockholders will sell at a stated fixed price until your securities are quoted on the
OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please disclose this price. See Item
16 of Schedule A to the Securities Act of 1933.



Cover Page

2. We note that you are registering shares that you may issue under your plan. We also note that you are not eligible to issue these shares and their resales on Form S-8. Please note that this registration statement will not cover resales by option recipients.

Special Note Regarding Forward-Looking Statements, page5

3. Refer to your statement that, "Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future." Please confirm supplementally that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3)(iii) of Regulation S-K.

Risk Factors, page 7

If third party manufacturers do not perform in a commercially...

4. We note that you rely completely on third-parties for manufacturing and that you have no written contracts to manufacture your products. Please include this fact here and disclose the risks to the company from not having written contracts.

Our failure to properly design the Stinger projectile stun gun..., page 8

5. Please discuss the design inefficiencies that have hampered your current production and that this could hamper your planned roll-out of the Stinger this year.

Use of Proceeds, page 12

6. We reissue comment 17 of our March 8, 2005 letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 13

Executive Summary, page 13

7. Because EDT appears not to own any patents but rather has patent applications pending, please remove the reference to owning patents her and elsewhere as appropriate.

8. We note that you anticipate spending additional $100,000 on development and $300,000 on medical testing of the Stinger stun gun.
Please disclose how much you anticipate spending on marketing.
Comparison of the Years Ended December 31, 2003 and 2002

9. Please update to include a comparison of 2004 to 2003.

10. Please provide an analysis of the change in all line item components of your income statement.

11. Please disclose how many units of each product you have sold during each of the periods discussed.

12. Revise the title of the "combined" results of the Predecessor for the period 1/1/04 to 9/24/04 and the Company for the period 9/24/04 to 12/31/04 to "pro forma" results. Generally, combining the results of a predecessor and successor does not comply with GAAP; however, we note that your combined results are the same as your pro forma results.

Liquidity and Capital Resources, page 16

13. Update your discussion of liquidity and capital resources through
March 31, 2005.

Business, page 18

14. Please update your business activities to the latest date practicable.

History

15. Please disclose whether EDT ever made sales of the products it developed.

16. We note your supplemental response that at the time Stinger acquired EDT it was dormant and engaged in the business of acquiring an operating company. Please disclose this in the prospectus. Also, please disclose the type of consulting Stinger was originally formed to provide and whether it ever engaged in this activity or has been dormant since inception.

17. Please clarify the relationship between the officers and directors of Stinger Systems/EDT Acquisition, LLC and Electronic
Defense Technology, LLC prior to the acquisition of Electronic
Defense Technology.

Our Business, page 18

18. Please disclose whether you have any contracts with distributors and manufacturer`s representative groups. Also, please elaborate on what you mean by the fact that you have had favorable responses from these groups.

19. Please disclose the consequences to your business should you fail to obtain the necessary financing.

20. We note your supplemental response to comment 27 of our March
8,
2005 letter. However, please add this to the disclosure in the prospectus.

Our Products, page 20

21. Please disclose the nature of your intellectual property or other rights to the "Ultron II," "Ice-Shield," and the "Bandit/The R-E-
A-C-
T System."

22. Please disclose the names of your third party manufacturers.
Also, name the manufacturer who produced the three main products you sold during the first 9 months of 2004.

Marketing and Competition, page 22

23. Please file your material distribution and marketing agreements as exhibits.

24. We note your statement on page 23 that you hold a patent on the
Quadrashock (four dart) technology. However, on page 22 under the list of patents and patent applications it appears that you have a patent application pending rather than a patent. Please clarify. Additionally, please address comment 39 of our March 8, 2005 letter.

25. We note your statement that several manufacturers compete with the Ultron Product. Please disclose how many manufacturers compete with each of your products.

Government Regulations, page 24

26. Please disclose whether the five dollar per gun production costs includes the costs of regulatory compliance for product shipping.
If
it does not, please disclose those costs.

27. Please file your agreement with your third-party manufacturer and/or assembler as an exhibit and disclose the material terms of this contract.

28. Briefly describe the ATF regulations your staff ensures the assemblers are complying with.

Research and Development, page 24

29. Please identify the independent researchers engaged to conduct medical studies, describe the terms of any material research and development contracts, and file them as exhibits.

Properties, page 24

30. Please describe the new facilities and provide the information required by Item 102 of Regulation S-K. Also, please disclose the when you anticipate moving your facilities to Tampa, Florida. We note that you outsource your manufacturing but that you anticipate moving the facility in Ohio to Florida. Will you be changing third-party manufacturers and/or do you have your own proprietary manufacturing facilities? Please describe business activities at the
Ohio facility, which are being relocated to Florida.
Legal Proceedings, page 24

31. With respect to counsel`s opinion mentioned here, please clarify that the counsel you refer to under "Legal Matters" as opining on the legality of your securities is the same one referred to in this section. If not, please identify counsel for this matter and summarize his opinion further.

Management, page 25

32. Please disclose the period during which Denise Medved, Michael Racaniello, and Andrew Helene have served on your board of directors.

Executive Compensation, page 26

33. Please to disclose what period the stated salaries in the table are for. Please also revise the captions as it is not clear what
"option" means.  Clarify what "grants" is.

34. Disclose when Mr. Thomas became Secretary and CFO.

Selling Stockholders, page 28

35. Supplementally confirm that the investment funds listed as controlling persons in the table are registered investment funds under the 1940 Act.

36. Please disclose the natural person(s) having sole or shared voting and investment control over the securities held by the following beneficial owners:
* Berkeley Prep School
* The Lawrenceville School
* Charlotte Country Day School
* Pomona College
* Christ Episcopal Church
* Castilleja School Foundation
* Andelphic Literary Society of Welsyan University.

37. We reissue comment 50 of our March 8, 2005 letter. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Selected Financial Data, page 7

38. As previously requested in prior comment 20, provide five years of historical data as required by Item 301 of Regulation S-K.
Critical Accounting Policies - Intangible Assets, page 17

39. We reviewed your response to prior comment 62. Revise MD&A to disclose and discuss the significant assumptions underlying your impairment analysis of each intangible asset as of 12/31/04, including the time period when you expect each asset to begin generating positive cash flows. In addition, disclose the factors you used to determine that each intangible asset has a seven year useful life.

Consolidated Financial Statements - Stinger Systems
Report of Independent Registered Public Accounting Firm

40. We note your independent accountant, Killman, Murrell & Company, is duly registered and in good standing to practice in Texas but does not appear to be licensed in North Carolina, where your company is located. Explain to us why you selected a Texas based accounting firm to audit the financial statements of a North Carolina based company. Tell where the audit was physically performed and where the operations and assets of your company are physically located. Also, tell us what consideration you gave to North Carolina state laws governing audits of North Carolina companies performed by accountants who are licensed by other states. Please be advised that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
This
comment is also applicable to the independent accountant of the predecessor who is duly registered and in good standing to practice in Colorado but does not appear to be licensed in Ohio, where your predecessor was located.

Consolidated Balance Sheet, page F-3

41. We reviewed your responses to prior comments 60 and 61. It remains unclear to us how you determined that there is a "sufficiently large disincentive for nonperformance" such that recording an asset is appropriate. Please advise or revise.

Consolidated Statements of Operations, page F-5

42. It appears to us that all inventory write-downs, including the write-off of defective parts that you recorded during the period ended 3/31/05, should be classified in cost of sales. Refer to EITF
96-9.

Consolidated Statements of Stockholders` Equity, page F-6

43. Revise the notes to the financial statements to disclose the terms of the transaction that resulted in deferred compensation of $1,914,365, including how you determined the value. Also, disclose your accounting policy for deferred compensation in Note 2.

44. We reviewed your response to prior comment 63; however, it remains unclear to us how and why you concluded that prices quoted on the pink sheets are a more reliable measure of fair value than the value of what you received or the value of significant contemporaneous cash transactions with unrelated third parties.
We
do not believe that just because a price is quoted on the pink sheets it necessarily represents "fair value". As you disclose on page 13, the pink sheets do not represent an established trading market nor do they represent the readily determinable fair value of an equity security as defined in paragraph 3 of SFAS 115. For each transaction in which you valued shares based on prices quoted on the pink sheets, demonstrate to us how and why you determined that price represented fair value. Provide us a complete history of the trading volume of your stock based on prices quoted on the pink sheets, identifying any transactions with related parties. Absent some meaningful level of regular trading volume, it would be difficult for us to understand why a significant contemporaneous cash transaction with unrelated third parties is not a more reliable measure of fair value. If you determine, based on all available evidence, that certain equity transactions were not appropriately recorded at fair value, revise your financial statements accordingly.

Consolidated Statements of Cash Flows, page F-7

45. Based on your response to prior comment 62, it appears that you paid cash of $175K to acquire patents; however, your statements of cash flows indicate that only $100K was paid to acquire patents. It appears to us that a portion of the change in accrued liabilities during the interim period may be misclassified. Please advise or revise.

Note 3 - Intangible Assets, page F-14

46. Based on your response to prior comment 62 and on the disclosures in your filing, we note that you acquired and recorded identifiable intangible assets in three separate transactions. For each transaction, revise your filing to clearly indicate what you specifically acquired, including: its stage of development; the additional development efforts that are necessary; and the time period when you expect commercial products to be available. Since it appears to us that each of these technologies were under development when you acquired them, tell us what consideration you gave to recording them as in-process R&D in accordance with FIN 4. In addition, tell us how you identified and valued each intangible asset you acquired. Based on the current disclosures in note 11, it appears that that you assigned the entire excess purchase price related to the acquisition of EDT to the projectile stun gun technology and did not separately value it which does not comply with
SFAS 141.  Please clarify or revise.

Note 11 - Acquisition, page F-19

47. Revise the notes to the financial statements to include the information you provided in your response to prior comment 62 regarding the assets you acquired from Joseph Valencic and James
McNulty.

Financial Statements - EDT LLC
General

48. It is not clear to us why the historical financial statements of
EDT, on pages F-23-F-39 are identified as the financial statements of
Stinger Systems, Inc.  Please revise.

49. Since you appropriately provided updated interim financial statements for Stinger Systems, Inc. for the period ended 3/31/05, you are also required to provide comparative interim financial statements for its predecessor, EDT, for the period ended 3/31/04.

Report of Independent Registered Public Accounting Firm

50. Refer to pages F-27, F-32, F-36 and your response to prior comment 72. It is not clear to us how and why expensing inventory results in financial statements that comply with GAAP. Please advise or revise.

Exhibits

51. We note your response to prior comment 75. Please file the severance agreements as exhibits. In addition, the employment contracts still remain material to the company since they were entered into in 2004. Item 601(b)(10)(ii)(A) of Regulation S-K requires filing of contracts entered into with officers named in the registration statement. Please file accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
824-
5459 or in her absence Anne Marie McConnell at (202) 942-1795, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 942-7470 or, in his absence, me at (202)942-1950 with any other questions.



      			Sincerely,


      			Jennifer Hardy
						Branch Chief


cc:	Gary R. Henrie, Esq.
	Fax: (435) 753-1775
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE